                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                 SCHEDULE 13D
                               (Amendment No. 1)

                  Under the Securities Exchange Act of 1934

                           EL PASO ENERGY CORPORATION
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                                (Name of Issuer)


                    Common Stock, par value $3.00 per share
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                         (Title of Class of Securities)

                                   283905107
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                                 (CUSIP Number)

                             William A. Smith, Esq.
                                   Sonat Inc.
                              AmSouth-Sonat Tower
                           Birmingham, Alabama  35203
                                 (205) 325-3800
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:

                              Seth A. Kaplan, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                             New York, N.Y.  10019
                                 (212) 403-1000

                                 April 30, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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                                  SCHEDULE 13D
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CUSIP NO.
283905107                                                     Page 2 of 6 Pages
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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Sonat Inc.
    63-0647939
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2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
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3   SEC Use Only
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4   Sources of Funds (See Instructions)

    WC; OO
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5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                   [ ]

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6   Citizenship or Place of Organization

    Delaware
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                7   Sole Voting Power
  Number of         24,349,638
   Shares      -----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By          -0-
   Each        -----------------------------------------------------------------
 Reporting      9   Sole Dispositive Power
  Person            24,349,638
   With        -----------------------------------------------------------------
               10   Shared Dispositive Power
                    -0-
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11   Aggregate Amount Beneficially Owned by Each Reporting Person
     24,349,638
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12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]
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13   Percent of Class Represented by Amount in Row (11)

     16.6%
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14   Type of Reporting Person (See Instructions)
     HC, CO
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         This Amendment No. 1 (this "Amendment No. 1") to the Statement on
Schedule 13D filed on March 23, 1999 (the "Schedule 13D") relating to the Common Stock, par value $3.00 per share (the "El Paso Common Stock"), of El Paso Energy Corporation, a Delaware corporation ("El Paso"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         The following is added to the response to Item 4:

         On April 30, 1999, Sonat and El Paso entered into the Second Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999 (the "Second Amended Merger Agreement"), which amends and restates in its entirety the Agreement and Plan of Merger, dated as of March 13, 1999, between Sonat and El Paso (as previously amended and restated by the First Amended and Restated Agreement and Plan of Merger (the "Merger Agreement")). The Second Amended Merger Agreement amends the Merger Agreement to provide that the Board of Directors of El Paso will be comprised of 12 members. El Paso will designate seven individuals to serve on the El Paso board of directors after the Merger. Sonat will designate five individuals to serve on the El Paso board of directors after the Merger.

         The foregoing description of the Second Amended Merger Agreement is qualified in its entirety by reference to the Second Amended Merger Agreement, a copy of which is filed as an exhibit hereto and is incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The following is added to the response to Item 5(c):

         (c) No transactions in El Paso Common Stock were effected by Sonat or, to the best knowledge of Sonat, any of the persons listed on Annex I to the
Schedule 13D, since the filing of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended and restated in its entirety by the following:

         Except as set forth in the Schedule 13D, as amended by this Amendment No. 1, to the best knowledge of Sonat, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Annex I to the Schedule 13D, and between such persons and any person with respect to any securities of El Paso, including but not limited to, transfer or voting of any of the securities of El Paso, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of El Paso.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed as part of this Amendment No. 1:

Exhibit 1*   --   Agreement and Plan of Merger, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 2.1 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

Exhibit 2*   --   El Paso Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 99.1 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

Exhibit 3*   --   Sonat Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 99.2 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

Exhibit 4*   --   Voting Agreement, dated as of March 13, 1999, by and between
                  El Paso Energy Corporation, Selim K. Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha
                  Trust, and Michael Zilkha (incorporated by reference to Exhibit 99.3 to Sonat's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 15, 1999).

Exhibit 5*   --   Voting Agreement, dated as of March 13, 1999, by and between
                  El Paso Energy Corporation, and Ronald L. Kuehn, Jr.
                  (incorporated by reference to Exhibit 99.4 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

Exhibit 6    --   Second Amended and Restated Agreement and Plan of Merger,
                  dated as of March 13, 1999, by and between Sonat Inc. and El
                  Paso Energy Corporation (incorporated by reference to 2.1 to
                  El Paso's Amendment No. 2 to the Registration Statement on
                  Form S-4 (Registration No. 333-75781), filed with the
                  Securities and Exchange Commission on April 30, 1999).


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*    Previously filed

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:    April 30, 1999


                                             SONAT INC.


                                             By: /s/ WILLIAM A. SMITH
                                                -------------------------------
                                                Name:  William A. Smith
                                                Title: Executive Vice President
                                                       and General Counsel

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

Exhibit 1*   --   Agreement and Plan of Merger, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 2.1 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

Exhibit 2*   --   El Paso Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 99.1 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

Exhibit 3*   --   Sonat Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 99.2 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

Exhibit 4*   --   Voting Agreement, dated as of March 13, 1999, by and
                  between El Paso Energy Corporation, Selim K. Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust, and Michael Zilkha (incorporated by reference to Exhibit 99.3 to Sonat's Current Report on Form
                  8-K, filed with the Securities and Exchange Commission on March 15, 1999).

Exhibit 5*   --   Voting Agreement, dated as of March 13, 1999, by and
                  between El Paso Energy Corporation and Ronald L. Kuehn, Jr.
                  (incorporated by reference to Exhibit 99.4 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

Exhibit 6    --   Second Amended and Restated Agreement and Plan of Merger,
                  dated as of March 13, 1999, by and between Sonat Inc. and
                  El Paso Energy Corporation (incorporated by reference to 2.1 to El Paso's Amendment No. 2 to the Registration Statement on
                  Form S-4 (Registration No. 333-75781), filed with the
                  Securities and Exchange Commission on April 30, 1999).
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*    Previously filed




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